SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 16)*

Under the Securities Exchange Act of 1934

Fairfax Financial Holdings Limited

(Name of Issuer)

Subordinate Voting Shares

(Title of Class of Securities)

303901102

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 303901102	13G

1	Names of Reporting Person/ I.R.S. Identification Nos. of Above Persons (Entities Only) V. PREM WATSA

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization CANADIAN

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 3,608

	6	Shared Voting Power 2,338,737

	7	Sole Dispositive Power 3,608

	8	Shared Dispositive Power 2,338,737

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,342,345

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 8.7%

12	Type of Reporting Person IN

CUSIP No. 303901102	13G

1	Names of Reporting Person/ I.R.S. Identification Nos. of Above Persons (Entities Only) THE SECOND 810 HOLDCO LTD.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization CANADA

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 257,517

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 257,517

9	Aggregate Amount Beneficially Owned by Each Reporting Person 257,517

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 1.0%

12	Type of Reporting Person CO

CUSIP No. 303901102	13G

1	Names of Reporting Person/ I.R.S. Identification Nos. of Above Persons (Entities Only) THE SECOND 1109 HOLDCO LTD.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization CANADA

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 1,598,620

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 1,598,620

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,598,620

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 5.9%

12	Type of Reporting Person CO

CUSIP No. 303901102	13G

1	Names of Reporting Person/ I.R.S. Identification Nos. of Above Persons (Entities Only) THE SIXTY TWO INVESTMENT COMPANY LIMITED

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization BRITISH COLUMBIA

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 1,598,620

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 1,598,620

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,598,620

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 5.9%

12	Type of Reporting Person CO

CUSIP No. 303901102	13G

1	Names of Reporting Person/ I.R.S. Identification Nos. of Above Persons (Entities Only) 12002574 CANADA INC.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization CANADA

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 482,600

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 482,600

9	Aggregate Amount Beneficially Owned by Each Reporting Person 482,600

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 1.8%

12	Type of Reporting Person CO

Item 1(a).	Name of Issuer: Fairfax Financial Holdings Limited (“Fairfax”)
Item 1(b).	Address of Issuer’s Principal Executive Offices: 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada M5J 2N7

Item 2(a).

Name of Person Filing:

This statement is being jointly filed by the following persons (collectively, the “Reporting Persons”):

1.     V. Prem Watsa, an individual;

2.      The Second 810 Holdco Ltd. (“810 Holdco”), a corporation incorporated under the laws of Canada;

3.     The Second 1109 Holdco Ltd. (“Holdco”), a corporation incorporated under the laws of Canada;

4.     The Sixty Two Investment Company Limited (“Sixty Two”), a corporation incorporated under the laws of British Columbia; and

5.      12002574 Canada Inc. (“12002574”), a corporation incorporated under the laws of Canada.

Item 2(b).

Address of Principal Business Office:

The addresses of the Reporting Persons are as follows:

1.      Mr. Watsa’s business address is 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada, M5J 2N7;

2.     The principal business address and principal office address of 810 Holdco is 95 Wellington Street West, Suite 802, Toronto, Ontario, Canada, M5J 2N7;

3.     The principal business address and principal office address of Holdco is 95 Wellington Street West, Suite 802, Toronto, Ontario, Canada, M5J 2N7;

4.     The principal business address and principal office address of Sixty Two is 1600 Cathedral Place, 925 West Georgia St., Vancouver, British Columbia, Canada, V6C 3L3; and

5.     The principal business address and principal office address of 12002574 is 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada, M5J 2N7.

Item 2(c).	Citizenship: V. Prem Watsa is a citizen of Canada.
Item 2(d).	Title of Class of Securities: Subordinate Voting Shares
Item 2(e).	CUSIP Number: 303901102

Item 3	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	An Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person, in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-US institution in accordance with § 240.13d–1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K).

Item 4	Ownership.

The aggregate number and percentage of the Subordinate Voting Shares of Fairfax (“Subordinate Voting Shares”) that are beneficially owned by each of the Reporting Persons, assuming full conversion of all of the convertible securities held by such Reporting Person, is set forth in boxes 9 and 11 of the second part of the cover page to this Schedule 13G, and such information is incorporated herein by reference.

The number of Subordinate Voting Shares as to which each of the Reporting Persons has sole voting power, shared voting power, sole dispositive power and shared dispositive power, assuming full conversion of all of the convertible securities held by such Reporting Person, is set forth in boxes 5, 6, 7 and 8, respectively, on the second part of the cover page to this Schedule 13G, and such information is incorporated herein by reference.

Sixty Two, which is controlled by Holdco, owns 50,620 Subordinate Voting Shares and 1,548,000 multiple voting shares of Fairfax (“Multiple Voting Shares”) (which are convertible at any time into Subordinate Voting Shares on the basis of one Subordinate Voting Share for each Multiple Voting Share being converted). 810 Holdco owns 257,517 Subordinate Voting Shares. 12002574 owns 482,600 Subordinate Voting Shares. V. Prem Watsa controls 810 HoldCo, Holdco, Sixty Two and 12002574, and himself owns an additional 1,508 Subordinate Voting Shares and exercises control or direction over an additional 2,100 Subordinate Voting Shares.

Neither the filing of this Schedule 13G nor the information contained herein shall be deemed to constitute an affirmation by V. Prem Watsa, 810 Holdco, Holdco, Sixty Two, or 12002574 that such person is the beneficial owner of the Subordinate Voting Shares referred to herein for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 5	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person.
V. Prem Watsa exercises control or direction over 2,100 Subordinate Voting Shares held by certain members of his family. Such family members have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Subordinate Voting Shares.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8	Identification and Classification of Members of the Group.
See attached Exhibit No. 1.

Item 9	Notice of Dissolution of Group.
Not applicable.

Item 10	Certification.
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2021	V. Prem Watsa

/s/ V. Prem Watsa

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2021	The Second 810 Holdco Ltd.

	By:	/s/ V. Prem Watsa
Name: V. Prem Watsa
Title: President

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2021	The Second 1109 Holdco Ltd.

	By:	/s/ V. Prem Watsa
Name: V. Prem Watsa
Title: President

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2021	The Sixty Two Investment Company Limited

	By:	/s/ V. Prem Watsa
Name: V. Prem Watsa
Title: President

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2021	12002574 Canada Inc.

	By:	/s/ V. Prem Watsa
Name: V. Prem Watsa
Title: President

Exhibit Index

Exhibit No.	Description
1	Members of filing group
2	Joint Filing Agreement dated as of February 12, 2021 among V. Prem Watsa, The Second 810 Holdco Ltd., The Second 1109 Holdco Ltd., The Sixty Two Investment Company Limited, and 12002574 Canada Inc.

EXHIBIT 1

MEMBERS OF FILING GROUP

V. Prem Watsa

The Second 810 Holdco Ltd.

The Second 1109 Holdco Ltd.

The Sixty Two Investment Company Limited

12002574 Canada Inc.

EXHIBIT 2

CUSIP No. 303901102

AGREEMENT CONCERNING JOINT FILING

OF SCHEDULE 13G

The undersigned agree as follows:

(i) each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii) each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other person making the filing, unless such person knows or has reason to believe that such information is inaccurate.

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.

Dated: February 12, 2021

V. PREM WATSA

/s/ V. Prem Watsa

THE SECOND 810 HOLDCO LTD.

By:	/s/ V. Prem Watsa
Name: V. Prem Watsa
Title: President

THE SECOND 1109 HOLDCO LTD.

By:	/s/ V. Prem Watsa
Name: V. Prem Watsa
Title: President

THE SIXTY TWO INVESTMENT COMPANY LIMITED

By:	/s/ V. Prem Watsa
Name: V. Prem Watsa
Title: President

12002574 CANADA INC.

By:	/s/ V. Prem Watsa
Name: V. Prem Watsa
Title: President